

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2017

<u>Via E-mail</u>
Mr. Standley
Chief Executive Officer
Rite Aid Corp.
30 Hunter Lane
Camp Hill, PA 17011

   Re: Rite Aid Corp.
     Form 10-K for the Fiscal Year Ended March 4, 2017
     Filed May 3, 2017
     File No. 001-05742

Dear Mr. Standley:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director
       Office of Beverages, Apparel and
       Mining